

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2021

Anna Paglia
Chief Executive Officer
Invesco DB US Dollar Index Trust
3500 Lacey Road, Suite 700
Downers Grove, Illinois 60515

   Re: Invesco DB US Dollar Index Trust
     Invesco DB US Dollar Index Bullish Fund
     Registration Statement on Form S-3
     Filed June 22, 2021
     File No. 333-257258

Dear Ms. Paglia:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jessica Livingston at 202-551-3448 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Finance